

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 11, 2010

By facsimile to (516) 487-1452 and U.S. Mail

Mr. Frederick C. Berndt
Chief Executive Officer and President
11 Good Energy, Inc.
4450 Belden Village Street, N.W., Suite 800
Canton, OH 44718

> **Re: 11 Good Energy, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed August 9, 2010**
> **File No. 333-166149**

Dear Mr. Berndt:

We reviewed the filing and have the comments below.

Consolidated Statements of Cash Flows, page F-6

1. Please explain how you have presented the acquisition of 11 Good's Energy, LTD in the inception-to-date column of the statement of cash flows. Clarify whether any non-cash amounts for the acquisition have been included in the $700,645 cash outflow reported.

Note 1 – Significant Accounting Policies, page F-7

2. We note your response to comment 16 in our letter dated July 26, 2010 and the revisions you have made to your disclosure. As it appears that the appraiser is an expert, please revise your disclosure to provide the name of the appraiser and obtain and file a consent from the appraiser as an exhibit to the registration statement. In the alternative, you may delete from your disclosure all references to the appraiser.

3. You have included liabilities assumed of $223,130 in the total purchase price. The allocation of purchase price on page F-8 has a subtotal for "net assets acquired" of $723,559. Please revise to clarify whether you recorded the liabilities on the date of acquisition.

4. Since it was apparently determined the original appraisals significantly overstated the fair value of each of the intangible assets and apparently used forecasts assuming an extremely large increase in sales and profitability, explain how your use of the

appraisals (i.e., revising each of the fair values downward on a pro rata basis to meet the revised purchase price) is a reasonable method to estimate the fair value of each asset. Explain whether you have other support for your fair value estimates. We may have additional comments regarding your method for determining fair value and the underlying assumptions.

5. Please tell us whom the non-compete agreement is with and why it has value. Explain how you valued it at $122,381. Tell us how you determined the amortization period of five-years.

6. Explain how the intangible asset for developed core technologies met the criteria in paragraph 10 of ASC 805-20-25 for recognition separately from goodwill. Address how it met the definition of "identifiable" in ASC 805-20-20 at the acquisition date, addressing the implementation guidance beginning in paragraph 2 of ASC 805-20-55. It is not clear how the bio-diesel blending expertise resident in two individuals, the expertise of proper use of Bio-Diesel in the marketplace, or the "ideas/tests about ethanol and catalysts," would be separable from goodwill. Provide us a fuller description of the developed core technologies as they existed at the acquisition date. For example, discuss whether the method of creating the biodiesel was complete at the acquisition date, including the secret catalyst. Refer to paragraphs 6 through 45 of ASC 805-20-55 (formerly in Appendix A of SFAS 141R) for implementation guidance and examples of intangible assets that are identifiable.

7. Explain how the purchased R&D meets the definition of identifiable and is appropriately recognized separately from goodwill, addressing the accounting guidance referred to above. Provide us a description of the capitalizable components of the in-process R&D and the extent of completion at the acquisition date. Please explain to us in greater detail the alternate future use of the in-process R&D and how you have met the requirement in paragraph 11(a) and 11(c) of SFAS 2 per FIN 4, paragraph 5 (ASC 730-10-25).

Note 3 – Restatement, page F-17

8. Please revise your filing to provide footnote disclosure for adjustment 3 on page F-17.

9. Please revise your filing to explain footnote 3, "adjusted balance of intangibles to reflect correct allocation of the purchase price to the assets," on page F-19. Specifically, please explain why SG&A was impacted by correcting your purchase price allocation.

10. Please revise your filing to explain footnote 2, "correction of previous posting errors," on page F-20 and separately disclose the amount related to this adjustment. Based on your current disclosure, it is unclear whether this adjustment is related to the correction of your purchase price allocation or an undisclosed correction of another error.

11. Please revise your filing to explain footnote 3 on page F-20 and separately disclose the amount related to this adjustment. Specifically, your revised footnote disclosure should explain the asset loss, how it originated, and how you determined it should be reversed.

Note 9 - Capital Stock, page F-26

12. Please explain the presentation on the statement of stockholders' equity of the $9,498,023 for the sale of "units of common stock or warrants consisting of 3,701,333 shares of common stock and 1,850,667 warrants." Clarify whether the units are for common stock and warrants, or whether the reference to common stock or warrants refers to an option or other unique term of the unit. Reconcile these amounts to the amounts presented on the statement of stockholders' equity, including the "common stock subscribed amount" of $7,137,223, and the associated 770,000 shares of common stock issued for $2,310,000.

Note 16 – Subsequent Events, page F-34

13. In light of the fact that you restated your financial statements, please tell us your consideration of ASC 855-10-50-4.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven Morse, Esq.
        Morse & Morse PLLC
        1400 Old Country Road, Suite 302
        Westbury, NY 11590